Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: May 22, 2026

Eclipse Continuity Fund GP I, LLC

By: /s/ Lior Susan
    Lior Susan
Its: Managing Member

Eclipse Continuity Fund I, L.P.

By: Eclipse Continuity Fund GP I, LLC
Its: General Partner
By: /s/ Lior Susan
    Lior Susan
Its: Managing Member

Eclipse Ventures GP I, LLC
By: /s/ Lior Susan
    Lior Susan
Its: Managing Member

Eclipse Ventures Fund I, L.P.

By: Eclipse Ventures GP I, LLC
Its: General Partner
By: /s/ Lior Susan
    Lior Susan
Its: Managing Member

Eclipse SPV II GP, LLC
By: /s/ Lior Susan
    Lior Susan
Its: Managing Member

Eclipse SPV II, L.P.

By: Eclipse SPV II GP, LLC
Its: General Partner
By: /s/ Lior Susan

	Lior Susan
Its:	Managing Member

Eclipse SPV XIII GP, LLC

By:	/s/ Lior Susan
	Lior Susan
Its:	Managing Member

Eclipse SPV XIII, L.P.

By:	Eclipse SPV XIII GP, LLC
Its:	General Partner
By:	/s/ Lior Susan
	Lior Susan
Its:	Managing Member

/s/ Lior Susan

Lior Susan